SEC FILE NO. 70-7926










                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549







                             CERTIFICATE PURSUANT TO

                                     RULE 24

                            OF PARTIAL COMPLETION OF

                                  TRANSACTIONS












                                    GPU, INC.
                      JERSEY CENTRAL POWER & LIGHT COMPANY
                           METROPOLITAN EDISON COMPANY
                          PENNSYLVANIA ELECTRIC COMPANY

                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549



---------------------------------------------
            In the Matter of                 :
                                             :
GPU, Inc.                                    :
Jersey Central Power & Light Company         :Certificate Pursuant
Metropolitan Edison Company                  :To Rule 24 of Partial
Pennsylvania Electric Company                :Completion of Transactions
                                             :
                                             :
            File No. 70-7926                 :
                                             :
(Public Utility Holding Company Act of 1935) :
---------------------------------------------


To the Members of the Securities and Exchange Commission:

            The undersigned, GPU, Inc. ("GPU"), Jersey Central Power & Light Company ("JCP&L"), Metropolitan Edison Company ("Met-Ed") and Pennsylvania Electric Company ("Penelec"), collectively referred to as the "GPU Companies", do hereby certify pursuant to Rule 24 of the General Rules and Regulations under the Public Utility Holding Company Act of 1935, that certain of the transactions proposed in the Declaration, as amended, filed in SEC File No. 70-7926, have been carried out in accordance with the terms and conditions of, and for the purposes requested in, said Declaration and pursuant to the Commission's Order, dated March 18, 1992, and Supplemental Orders, dated October 26, 1994, July 17, 1996, December 22, 1997, June 22, 1999, December 15, 2000, May 2, 2001, and May
21, 2001, with respect to said Declaration, as follows:

            1. At the close of business on September 30, 2001, the GPU Companies had outstanding unsecured short-term promissory notes representing bank borrowings under the Amended and Restated Credit Agreement, dated as of May 1, 2001, as amended by Amendment dated as of October 25, 2001, among the GPU Companies; the banks named therein, and The Chase Manhattan Bank, as Administrative Agent, and JP Morgan and Salomon Smith Barney Inc., as Joint Lead Arrangers, as follows:

            Company                             Amount
            -------                             ------

            GPU                               $ 17,000,000
            JCP&L                                        0
            Met-Ed                              60,000,000
            Penelec                             65,000,000

            During the period October 1, 2001 through November 7, 2001, the GPU Companies issued unsecured promissory notes representing bank borrowings under the Amended and Restated Credit Agreement as follows:

GPU, Inc.
---------

Issue Date            Maturity Date                      Amount
----------            -------------                      ------

11/02/01              11/07/01                          1,700,000

11/06/01              11/07/01                         27,000,000


JCP&L
-----

Issue Date            Maturity Date                      Amount
----------            -------------                      ------

11/05/01              11/07/01                         20,000,000


Met-Ed
------

Issue Date            Maturity Date                      Amount
----------            -------------                      ------

10/01/01              10/26/01                         17,000,000

10/15/01              10/19/01                         36,000,000

10/19/01              10/26/01                         36,000,000

10/24/01              10/31/01                         30,000,000

10/26/01              10/31/01                         53,000,000

10/31/01              11/07/01                         83,000,000

11/02/01              11/07/01                          5,000,000

11/05/01              11/07/01                         10,000,000


Penelec
-------

Issue Date            Maturity Date                      Amount
----------            -------------                      ------

10/19/01              10/26/01                         65,000,000

10/26/01              10/31/01                         65,000,000

10/31/01              11/07/01                         65,000,000

11/05/01              11/07/01                         10,000,000



            During the period October 1, 2001 through November 7, 2001, the GPU Companies repaid unsecured promissory notes representing bank borrowings under the Amended and Restated Credit Agreement as follows:

GPU
---

Date                  Bank                          Amount
----                  ----                          ------

10/01/01        CHASE MANHATTAN BANK             17,000,000

11/07/01        CHASE MANHATTAN BANK              1,700,000

11/07/01        CHASE MANHATTAN BANK             27,000,000


JCP&L
-----

Date                  Bank                          Amount
----                  ----                          ------

11/07/01        CHASE MANHATTAN BANK             20,000,000


Met-Ed
------

Date                  Bank                          Amount
----                  ----                          ------

10/01/01        CHASE MANHATTAN BANK             24,000,000

10/15/01        CHASE MANHATTAN BANK             36,000,000

10/19/01        CHASE MANHATTAN BANK             36,000,000

10/26/01        CHASE MANHATTAN BANK             17,000,000

10/26/01        CHASE MANHATTAN BANK             36,000,000

10/31/01        CHASE MANHATTAN BANK             30,000,000

10/31/01        CHASE MANHATTAN BANK             53,000,000

11/07/01        CHASE MANHATTAN BANK              5,000,000

11/07/01        CHASE MANHATTAN BANK             10,000,000

11/07/01        CHASE MANHATTAN BANK             83,000,000


Penelec
-------

Date                  Bank                          Amount
----                  ----                          ------

10/19/01        CHASE MANHATTAN BANK             65,000,000

10/26/01        CHASE MANHATTAN BANK             65,000,000

10/31/01        CHASE MANHATTAN BANK             65,000,000

11/07/01        CHASE MANHATTAN BANK             65,000,000

11/07/01        CHASE MANHATTAN BANK             10,000,000

            To summarize the above transactions, at November 7, 2001 the GPU Companies had outstanding unsecured promissory notes pursuant to the Amended and Restated Credit

Agreement as follows:

                  Company                             Amount
                  -------                             ------

                  GPU                                 $    0
                  JCP&L                                    0
                  Met-Ed                                   0
                  Penelec                                  0

            2. At the close of business on September 30, 2001, the GPU Companies had outstanding unsecured short-term promissory notes issued as commercial paper as follows:



                  Company                              Amount
                  -------                              ------

                  GPU                                 $     0
                  JCP&L                                     0
                  Met-Ed                                    0
                  Penelec                                   0

            During the period October 1, 2001 through November 7, 2001, the GPU Companies issued and sold (and paid at maturity where such commercial paper matured on or before November 7, 2001) unsecured short-term promissory notes as commercial paper as follows:


GPU
---

Date of Issuance              Maturity Date            Amount
----------------              -------------            ------

                                 NONE


JCP&L
-----

Date of Issuance              Maturity Date            Amount
----------------              -------------            ------

                                 NONE


Met-Ed
------

Date of Issuance              Maturity Date            Amount
----------------              -------------            ------

                                 NONE


Penelec
-------

Date of Issuance              Maturity Date            Amount
----------------              -------------            ------

                                 NONE

            To summarize the above transactions, at November 7, 2001, the GPU Companies had outstanding unsecured short-term promissory notes issued as commercial paper as follows:


            Company                                 Amount
            -------                                 ------

            GPU                                 $     0
            JCP&L                                     0
            Met-Ed                                    0
            Penelec                                   0


            3. At the close of business on September 30, 2001, the GPU Companies
had  outstanding   unsecured  short-term   promissory  notes  representing  bank
borrowings under informal bank lines, as follows:

            Company                                 Amount
            -------                                 ------

            GPU                                 $     0
            JCP&L                                     0
            Met-Ed                                    0
            Penelec                                   0




            During the period October 1, 2001 through November 7, 2001, the GPU Companies issued unsecured promissory notes representing bank borrowings under informal bank lines of credit as follows:




GPU
---

Issue
Date           Bank                                Amount            Maturity
----           ----                                ------            --------

10/26/01       MERCHANTS BANK OF BANGOR          1,600,000           11/02/01


JCP&L
-----

Issue
Date           Bank                                Amount            Maturity
----           ----                                ------            --------

NONE


Met-Ed
------

Issue
Date           Bank                                Amount            Maturity
----           ----                                ------            --------

NONE

Penelec
-------

Issue
Date           Bank                                Amount            Maturity
----           ----                                ------            --------

NONE


            Each such unsecured promissory note bears interest at a rate (after giving effect to any fees or compensating balance requirements) not exceeding 125% of the greater of (A) the lending bank's prime rate for commercial borrowings in effect from time to time, and (B) the Federal Funds Rate plus 1/2 of 1%, as in effect at the date of borrowing.

            During the period of October 1, 2001 through November 7, 2001, the GPU Companies repaid unsecured promissory notes issued to banks, as follows:


GPU
---

Date           Bank                                Amount
----           ----                                ------

11/02/01       MERCHANTS BANK OF BANGOR          1,600,000


JCP&L
-----

Date           Bank                                Amount
----           ----                                ------

NONE


Met-Ed
------

Date           Bank                                Amount
----           ----                                ------

NONE


Penelec
-------

Date           Bank                                Amount
----           ----                                ------

NONE



            To  summarize  the above  transactions,  at November 7, 2001 the GPU
Companies had outstanding unsecured promissory notes pursuant to informal bank lines of credit as follows:

            Company                                Amount
            -------                                ------
            GPU                                    $    0
            JCP&L                                       0
            Met-Ed                                      0
            Penelec                                     0

            4. At the close of business on September 30, 2001, Met-Ed and Penelec had outstanding demand notes representing intercompany loans from GPU, as follows:

                            Company                 Amount
                            -------                 ------

                            Met-Ed                         0
                            Penelec               40,000,000

            During the period October 1, 2001 through November 7, 2001, Met-Ed and Penelec issued demand notes representing intercompany loans from GPU, as follows:


Met-Ed
------

Issue Date                  Amount                  Maturity
----------                  ------                  --------

NONE


Penelec
-------

Issue Date                  Amount                  Maturity
----------                  ------                  --------

10/24/01                  40,000,000                11/07/01

            During the period October 1, 2001 through November 7, 2001, Met-Ed and Penelec repaid demand notes issued to GPU, as follows:


Met-Ed
------

Date                        Amount
----                        ------

NONE


Penelec
-------

Date                        Amount
----                        ------

11/07/01                  40,000,000

            To summarize the above transactions, at November 7, 2001, Met-Ed and Penelec had outstanding demand notes pursuant to intercompany loans from GPU, as follows:

            Company                 Amount
            -------                 ------

            Met-Ed                     0

            Penelec                    0

                                    SIGNATURE
                                    ---------

           PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANIES HAVE DULY CAUSED THIS STATEMENT TO BE SIGNED ON THEIR BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                 GPU, INC.
                                 JERSEY CENTRAL POWER & LIGHT COMPANY
                                 METROPOLITAN EDISON COMPANY
                                 PENNSYLVANIA ELECTRIC COMPANY



                                 By: /s/ T. C. Navin
                                     ---------------
                                     T. C. Navin
                                     Treasurer - FirstEnergy Corp.


Date: January 9, 2002